Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Final Script

VO
PART 1: Your Potential
You were born for great things.
To grow.
To lead.
To build.
To take tomorrow.
And take today.
You were born to write your own story.
So what's stopping you?
PART 2: The vision of Yieldstreet
At Yieldstreet, we want you to realize your full potential.
So we built the future of wealth management.
One platform that meets all of your financial needs.
A cohesive place to visualize your wealth.
To build a legacy.
Get complete access to unique investment products once reserved for the 1%.
Discover diverse asset classes to build a modern portfolio that works for you now.
Invest in your future with smart, tech-driven investments personalized for your goals.
Go beyond borders, no matter what language you speak or the currency you start with.
Get returns for the rainy days. And for your day-to-days.

Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

PART 3: Call to Action
So bring us your passions.
We want your curiosities.
Hand us the impossibles.
We're here to help you make the most of your money.
Ready to partner with you and your family. So you can focus on fueling your future.
Take your money and your life to the next level.
Unlock your full potential with Yieldstreet

